ANGLESEA ENTERPRISES, INC.

13799 PARK BLVD, SUITE 147

SEMINOLE, FL 33776

January 15, 2014

VIA ELECTRONIC MAIL

Mark P. Shuman

Branch Chief – Legal

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Anglesea Enterprises, Inc.

Post-effective Amendment No. 1 to Form S-1

Filed November 12, 2013

File No. 333-179147

General

1. Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:  We have updated the financial statements in accordance with Rule 8-08 of Regulation S-X

2. Your registration statement was initially declared effective on July 30, 2012 with audited financial statements through September 30, 2011. Please advise as to whether any sales were made after April 30, 2013 under this registration statement.

RESPONSE:  There have been no sales made after April 30, 2013 under this registration statement.

3. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be sold.

RESPONSE:  We have revised our disclosure accordingly.

Further, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ James Christie

James Christie

Chief Executive Officer

Anglesea Enterprises, Inc.